FORM 4

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Nelson               S.               James
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   (Last)            (First)            (Middle)

                 3016 Amherst St.
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                     (Street)

   Houston             TX               77005-3008
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   (City)            (State)              (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   CAL DIVE INTERNATIONAL
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

_______________________________________________________________________________
4. Statement for Month/Year

   8/1999
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5. If Amendment, Date of Original (Month/Year)

_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [X] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)

    Chief Financial Officer
________________________________________________________________________________

TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities     ship
                         Trans-      Trans-         Securities Acquired (A)        Beneficially    Form:
                         action      action           or Disposed of (D)            Owned at       Direct     Nature of
                          Date        Code            (Instr. 3, 4 and 5)            End of        (D) or     Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------        Month        Indirect   Beneficial
Security                  Day/       ----------     Amount    (A) or    Price        (Instr.         (I)      Ownership
(Instr. 3)                Year)      Code   V                   (D)                  3 and 4)     (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
CAL DIVE COMMON           8/9/99      S             20,550       D       34 3/8      1,022,575        D           --

CAL DIVE COMMON           8/10/99     S             16,600       D       34 5/16     1,005,975        D           --

CAL DIVE COMMON           8/13/99     S              5,975       D       34.00         100,000        D           --




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)

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     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------




Explanation of Responses:

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                      /s/ S. JAMES NELSON                         8/9/99
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               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).